FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF - new organizational strucuture	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting held today, and upon favourable report from the Nominating, Compensation and Corporate Governance Committee, has resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
The areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, will be unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), will be split into two new units in order to more effectively manage the different market situations:

•	Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which will be led by Mr. Bernardo Quinn (until now Director of Global Human Resources).

•	Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which will be led by Mr. Alfonso Gómez Palacio.

•	The area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.
Telefónica, S.A. highly appreciates the effort, dedication and commitment demonstrated by all of the outgoing executives during many years of service in positions of responsibility within the Group.

Madrid, January 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 31, 2018	By:	/s/ María Luz Medrano Aranguren
			Name:	María Luz Medrano Aranguren
			Title:	Group Vice General Counsel and Chief Legal Officer